Exhibit 14.1

Standards of Conduct

And Ethics for

Employees, Officers and Directors of

Mohawk Industries, Inc.

Purpose

Dear Mohawk employees, officers and directors:

      This document outlines the standards of ethical behavior Mohawk expects of you.  Throughout this document, we will abbreviate these standards as the "Code."

      You should keep in mind these important considerations when reading this Code:

  You should follow this Code in letter and in spirit
  You should follow this Code along with any applicable laws, regulations and other Mohawk policies and procedures
  The Code applies to all of our employees, officers and directors regardless of location or position. You must report any violation of this Code.

  You can reach the Compliance Officer, Sal Perillo, at Sal_Perillo@mohawkind.com or 706-624-2660 and the Director of Internal Audit, Thom Gary at Thom_Gary@mohawkind.com or 706-624-8539.

      If you do not comply with the provisions of this Code and other Mohawk policies and procedures, you could be disciplined or fired.  You could also face criminal penalties and civil liabilities for violating the standards outlined in this Code.

      Integrity and a high standard of ethics are fundamental to our beliefs.  Mohawkis committed to doing what is right and deterring wrongdoing, and we expect you to uphold these beliefs, as well.  If you have questions concerning the proper course of action, please consult your immediate supervisor or the Compliance Officer for direction.

Senior Financial Officers

       This Code contains additional guidelines and standards for the company's principal executive officer and senior financial officers.  These can be found under "Supplemental Standards for Senior Financial Officers."

Amendments and Waivers

      Only Mohawk's Board of Directors may amend this Code.  Only the Board of Directors or an authorized committee of the Board may waive a part of the Code for any senior financial officer, executive officer or director.  Mohawk will disclose publicly all material amendments and any waivers for senior financial officers, executive officers or directors, to the extent required by law.

Reporting Violations

      You must report any violation of this Code, Mohawk policy or legal requirement.  In reporting suspected violations, we encourage you first to contact your immediate supervisor.  If you are not comfortable doing so, contact Mohawk's Compliance Officer.

      Mohawk strives to create an environment where employees feel free to call attention to legal or policy violations.  We will investigate reported concerns impartially.  Mohawk will not permit any retaliation against you for reporting suspected violations in good faith.

 Fair and Honest Dealing

      You must deal fairly and honestly with Mohawk's employees, shareholders, customers, suppliers and competitors.  You must behave in an ethical manner and not take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair business practice.

      You must respect the integrity of persons and firms with whom Mohawk deals.  You must limit the fees and commissions paid to agents and other representatives to amounts that are consistent with proper business conduct.  You cannot make a payment to any employee, agent or representative of a third party with or through whom Mohawk does business without full, documented disclosure to all parties.

Compliance with Laws, Rules and Regulations

      Mohawk strives to ensure all activity on its behalf is in compliance with applicable laws, rules and regulations.  You must comply with all applicable laws, rules and regulations, whether or not specifically addressed in this Code.  Please contact Mohawk's Compliance Officer for additional guidance or if you have questions.

Antitrust Laws

      You must comply with applicable antitrust and similar laws that regulate competition in the countries in which we operate.  These laws prohibit:

  Agreements to fix prices, bid rigging, market allocation and collusion (including price sharing) with competitors;
  Boycotts, certain exclusive dealing arrangements and price discrimination agreements; and
  Unfair trade practices, including bribery, misappropriation of trade secrets, deception, intimidation and similar unfair practices.

Environmental Laws

      Mohawk complies with all applicable environmental laws, rules and regulations.  You must strive to utilize resources appropriately and efficiently and dispose of all waste in accordance with applicable laws, rules and regulations.

Discrimination Laws

      Mohawk believes the fair and equitable treatment of employees, customers, suppliers and other persons is critical to fulfilling its vision and goals.  Mohawk conducts its business without regard to race, color, religion, gender, ethnic origin, age, disability or any other classification prohibited by law.  Mohawk will not tolerate any form of harassment or discrimination against anyone on the basis of any classification prohibited by law.  Mohawk will investigate allegations of harassment or discrimination in accordance with applicable laws and human resources policies.

Insider Trading

      Federal and state securities laws and Mohawk's policies prohibit you from:

  Purchasing or selling Mohawk securities while you know material, nonpublic information about Mohawk; and
  Disclosing material, nonpublic information to others who then trade in Mohawk's securities.

      Mohawk's Board of Directors has adopted an insider trading policy.  You should review the insider trading policy carefully and follow the policies and procedures it describes.  Because of the complexity of inside information and insider trading, and the severity of the punishments involved, which can include criminal prosecution, you should seek the advice of Mohawk's Compliance Officer on any questions regarding this subject.

Political Process

      You must comply with all laws, rules and regulations governing campaign finance and lobbying activities.  You cannot use Mohawk's funds and assets for political campaign purposes of any kind, except where the political contributions are consistent with state law and you obtain prior approval of the President of the company.  You may participate in the political process by means of personal campaign contributions, expenditures or other activity.  However, Mohawk will not reimburse or compensate you for your personal participation in political activities.

Relations with Government Officials and Employees

      You may not make any payments to or for the benefit of any government official or employee in order to secure business or to obtain special concessions.  Relations with government representatives, even where personal friendships may be involved, must be in good taste and such that full public disclosure would in no way damage Mohawk's reputation.

Integrity of Records and Compliance with Accounting Principles

      Mohawk and the law require the preparation and maintenance of accurate and reliable business records.  You must prepare all reports, books and records of Mohawk with care and honesty.  Mohawk maintains a system of internal controls to ensure that transactions are carried out in accordance with management's authorization and properly recorded.  This system includes policies, procedures and examination by a professional staff of internal auditors.  Mohawk expects you to adhere to these policies and procedures.

      You should make all complaints regarding accounting, internal accounting controls, or auditing matters to the Director of Internal Audit and the Mohawk Compliance Officer.  The Director of Internal Audit will record each of these complaints in a log that Mohawk will maintain for five years and make available for review by the Audit Committee.  The Director of Internal Audit and the Mohawk Compliance Officer will assess each complaint.  If the complaint requires follow up action, the Director of Internal Audit and the Mohawk Compliance Officer will document, file and, if material, communicate the results to the Audit Committee quarterly or sooner.

      You may submit a confidential, anonymous memo that explains your concerns or complaints regarding questionable accounting or auditing matters to the Director of Internal Audit and the Mohawk Compliance Officer.  The Director of Internal Audit and the Mohawk Compliance Officer will handle these complaints consistently with other complaints.

Conflicts of Interest

      Mohawk requires you to avoid any relationship, activity, or ownership that might create a conflict between your personal interest and Mohawk's interest.  A "conflict of interest" occurs when your private interest interferes in any way, or even appears to interfere, with the interests of Mohawk.  A conflict of interest can arise when you take actions or have interests that may interfere with your ability to perform your job objectively and effectively.  Conflicts of interest also arise when you, or a member of your family, receive improper personal benefits as a result of your position with Mohawk.

      You owe a duty of undivided and unqualified loyalty to Mohawk.  You may not use your position improperly to profit personally or to assist others in profiting at Mohawk's expense.  Mohawk expects you to avoid situations that might influence your actions or prejudice your judgment in handling Mohawk business.  You must not become obligated in any way to representatives of firms with which you deal and must not show any preference to third parties based on self or family interest.  In addition, you must communicate to Mohawk's Compliance Officer any material transaction or relationship that could create a conflict of interest.

      While not all inclusive, the following will serve as a guide to the types of activities that might cause conflicts of interest:

 Outside Financial Interests

  Owning a substantial financial interest in any company that is a competitor of Mohawk or which does or seeks to do business with Mohawk.  If you have any interest in such a company, you must inform the Compliance Officer, who will report periodically to the Chairman of the Nominating and Corporate Governance Committee.
  Conducting business, not on Mohawk's behalf, with any Mohawk vendor, supplier, contractor, agency, or any of their employees, officers or directors.
  Representing Mohawk in any transaction in which you or a family member, have a substantial personal interest.
  Disclosing or using confidential, special or inside information of or about Mohawk for your or a family member's profit or advantage.
  Competing with Mohawk in the purchase, sale or ownership of property or services or business investment opportunities.
  Engaging in outside business activities or employment incompatible with Mohawk's right to your full time employment and efficient service.

Gifts

      You may not solicit gifts, trips, cash or other incentives from vendors and suppliers.  You may not accept gifts or incentives exceeding $100 per supplier in any calendar year and can never accept cash or cash equivalents.  If you receive and do not return a vendor gift in excess of $100 (due to special cultural or other circumstances), then you must report the gift in writing to the Chief Financial Officer immediately.  A division president or equivalent must pre-approve any employee trip paid by a supplier.  Only the Chief Executive Officer may approve his or her own trips paid by a supplier.  Division presidents will submit monthly a list of all approved trips to the Chief Financial Officer.  You may not receive any commission, fee, or payment of any sort from a vendor in connection with your work for Mohawk.  You may attend business lunches, dinners, and similar outings (sporting events, golf outings, theater, shows, etc.) that do not require overnight stay when conducted in the normal course of business.

Loans

      You may not lend to or borrow from any customer, supplier, contractor or any person connected with the same.

Services for Competitors/Vendors

      You may not perform work or render services for any competitor of Mohawk or for any organization which does business or seeks to do business with Mohawk, outside of the normal course of your employment with Mohawk, without the approval of the Compliance Officer (or the Board of Directors, if you are an executive officer, senior financial officer or director).  You cannot serve as a director, officer, or consultant of that organization, or permit your name to be used in a way that would suggest a business connection with that organization, without the Compliance Officer's approval.

Participation on Boards of Directors

      Employees and officers may not serve as a director of any other for-profit company, other than on behalf of Mohawk, without the written approval of the President or the Chief Financial Officer.

Corporate Opportunities

      You owe a duty to Mohawk to advance its legitimate interests.  You cannot take any business opportunity you learn of as a result of your employment or use any Mohawk property for your personal benefit or for the benefit of a family member.  For example, you should not acquire any interest in a company when you know that Mohawk may take or is taking steps to acquire an interest in that company.

      If you learn of a business opportunity that is within Mohawk's existing or proposed lines of business, you should inform your supervisor, Mohawk's Compliance Officer or the Board of Directors.  You may not personally pursue the business opportunity until Mohawk decides not to pursue it.

Protection and Proper Use of Company Assets

      You must strive to preserve and protect Mohawk's assets and resources and to ensure their efficient use.

Personal Use of Corporate Assets

      You should use Mohawk's property for legitimate business purposes and conduct Mohawk's business in a way that furthers Mohawk's interests rather than your personal interest.  You may not use or take Mohawk's equipment, supplies, materials or services, except in the normal course of your employment, without approval of your supervisor.

Confidential and Proprietary Information

Confidentiality

       Confidential information includes all non-public information that might be of use to competitors or harmful to Mohawk or its customers, if disclosed.  Mohawk owns all information, in any form (including electronic information), that is created or used in support of its activities.  This information is a valuable asset and Mohawk expects you to protect it from unauthorized disclosure.  This information includes Mohawk customer, supplier, business partner and employee data.  Federal and state law may restrict the use of this information and may penalize you if you use or disclose it.  You should protect information pertaining to Mohawk's competitive position, business strategies and information relating to negotiations with employees or third parties and share it only with employees who need to know it in order to perform their job.

      You must maintain the confidentiality of information entrusted to you by Mohawk, its customers, vendors or consultants, except when disclosure is authorized or legally required.  You must take all reasonable efforts to safeguard confidential information that is in your possession against inadvertent disclosure and must comply with any non-disclosure obligations imposed on Mohawk.

Intellectual Property and Proprietary Information

      You must carefully maintain and manage the intellectual property rights of Mohawk, including patents, trademarks, copyrights, licenses and trade secrets, to preserve and protect their value.  In addition, you must respect the intellectual property rights of others.  If you violate other's intellectual property rights, you and Mohawk could face substantial liability, including criminal penalties.  Intellectual property that you create during the course of your employment belongs to Mohawk.  You must share any innovations or inventions you create with your supervisor so that Mohawk can take steps to protect these valuable assets.

Supplemental Standards for Senior Financial Officers

      The Board of Directors of Mohawk has established certain additional ethical standards for its principal executive officer and senior financial officers.  These officers include the President and Chief Executive Officer, the Chief Financial Officer and the Corporate Controller.  The principal executive officer and all senior financial officers of Mohawk must comply with these standards in addition to all of the other standards contained in this Code.

 Integrity and Accuracy of Public Disclosures

      Mohawk's principal executive officer and senior financial officers must take all reasonable steps to ensure that the disclosures in the reports and documents that Mohawk files with or submits to the Securities and Exchange Commission and in other public communications are full, fair, accurate, timely and understandable.  In the event that the principal executive officer or a senior financial officer learns that any such report, document or communication does not meet this standard and the deviation is material, then such officer will review and investigate the deviation, advise the Board of Directors or the appropriate Board committee and, where necessary, revise the relevant report, document or communication.

Accounting Treatment

      Although a particular accounting treatment for one or more of Mohawk's operations may be permitted under applicable accounting standards, the principal executive officer and senior financial officers will not authorize or permit the use of such an accounting treatment if the effect is to distort or conceal Mohawk's true financial condition.